Jardines

02034075

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

02 MAY 16 AM 10:25

30th April 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

Dear Sirs

Dairy Farm International Holdings Limited (the "Company")

We enclose for your information a copy of a press release issued on 30th April 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

dlw 5/31

F:\WIN\PR-Announcement\PRelease\DFIH-corrs.doc\5

P R E S S R E L E A S E

Dairy Farm

Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

To: Business Editor

For immediate release

DAIRY FARM CONFIRMS RESUMPTION OF DISCUSSIONS WITH FOODLAND REGARDING WOOLWORTHS NEW ZEALAND LIMITED

30th April 2002 – Dairy Farm International Holdings Limited notes with interest the Privy Council decision to allow the appeal of Foodland Associated Limited's New Zealand supermarket operator, Progressive Enterprises Limited, against the decision of the New Zealand court of appeal, which prevented Progressive from acquiring Woolworths New Zealand Limited.

Dairy Farm has been contacted by Foodland, and discussions are to take place regarding the possible sale of Woolworths New Zealand. A further announcement will be made on the outcome of the discussions.

Dairy Farm is a leading food and drugstore retailer in the Asia-Pacific Region. At 31st December 2001, the Group and its associates operated some 2,200 outlets - principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants - employed some 58,800 people in the Region, and had 2001 total sales from ongoing operations of some US$4.4 billion. Dairy Farm is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Dairy Farm Management Services Limited
Howard Mowlem (852) 2299 1896
email: hmowlem@dairy-farm.com.hk

Golin/Harris Forrest
Bob Fienberg (852) 2501 7908
email: bob.fienberg@golinharris.com.hk

This and other Group announcements can be accessed through the Internet at "www.dairyfarmgroup.com".